

August 29, 2012

Via E-mail
Mr. Shawn E. Endsley
Chief Financial Officer
USA Mobility Inc.
6850 Versar Center, Suite 420
Springfield, Virginia 22151-4148

> **Re:**   **USA Mobility Inc.**
> **Form 10-K for the fiscal year ended December 31, 2011**
> **Filed February 23, 2012**
> **File No. 001-32358**

Dear Mr. Endsley:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

Overview, page 23

Wireless Operations, page 23

Software Operations, page 25

1. We note your disclosure on page 11 that both your "wireless and software operations have a valuable presence in the healthcare market." In particular, the healthcare market has accounted for a majority of your paging revenue and Wireless subscriber base. Please revise your disclosures to address the continuing significance of the healthcare market in your business and any emerging trends in your other markets. In this regard, we note your disclosures on pages 11 and 16.

Application of Critical Accounting Policies
Income Taxes, page 48

2. We note in the paragraph bridging pages 48 and 49 you cite certain recent positive developments as a basis for concluding an additional amount of your deferred income tax assets were recoverable in 2011 "considering the more likely than not standard." In light of the company's three consecutive years of taxable income and the developments cited in your disclosure, it is unclear why you did not consider the entire balance of your deferred tax assets fully recoverable in 2011. Please advise us and expand your disclosure here and within your income tax footnote to disclose the specific negative evidence identified by management that outweighed the positive evidence, when concluding that it is more likely that a portion of the deferred tax assets would not be realized.

Changes in Internal Control Over Financial Reporting, page 51

3. We note your disclosure that as a result of your acquisition of Amcom on March 3, 2011, internal control over financial reporting, subsequent to the date of acquisition, includes certain additional internal controls relating to Amcom. Tell us the nature of such additional internal controls or clarify if such additional internal controls have not materially affected, or are not reasonably likely to materially affect your internal control over financial reporting.

Revenue Recognition, page F-11

4. With respect to your policy for recognizing revenue for multiple-element arrangements, please clarify your policy disclosure and tell us why you allocate the residual contract fee to the software license. Specifically address whether there is vendor specific evidence of fair value of the software license in these arrangements. Also, please include in your response references to the accounting literature that supports your policy.

Interconnection Commitments, page F-33

5. We note your disclosure that if the transit traffic issues are not ultimately decided through settlement negotiations or via the FCC in your favor, you may be required to pay past due contested traffic charges not addressed by existing agreements or offset against payments due from local exchange carriers and may also be assessed interest and late charges for amounts withheld. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, please either disclose an estimate (or if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50-2.

18. Quarterly Financial Results (Unaudited), page F-38

6. Tell us the nature of the significant difference between operating income and net income during the fourth quarter of 2010.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kathryn Jacobson, Senior Accountant, at (202) 551-3365 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415, Jessica Plowgian, Attorney-Advisor at (202) 551-3367, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director